Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer's e-mail: tpuzzo@msn.com

Writer's cell: (206) 412-6868

January 6, 2015

VIA EDGAR

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Loop Industries, Inc.
Amendment No. 3 to Form 8-K Filed December 3, 2015 File No. 000-54768

Dear Mr. Spirgel:

We respectfully hereby submit the information in this letter, on behalf of our client, Loop Industries, Inc., a Nevada corporation (the "Company"), in response to the letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated December 11, 2016. Amendment No. 4 to the Company's referenced Current Report onForm 8-K was filed with the Commission via EDGAR on January 6, 2015.

The staff's comments are reproduced in bold italics in this letter, and the Company's responses to the staff's comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 3 to the Form 8-K.

Accounting Treatment of the Consideration, page F-18

1. We note your response to comment 5; however we reiterate our comment. In addition to the language you cite, ASC paragraph 505-50-25-6 states "[n]evertheless, the goods or services themselves are not recognized before they are received." We believe this guidance does, in fact, specifically address the timing of expense recognition and requires you to recognize the expense of the consulting services as those services are received.

Company response: The Company has restated its financial statements included in the Form 8-K in response to this comment. Please see exhibits 99.1, 99.2 and 99.3 to the Form 8-K.

Please contact the undersigned if you have further comments or questions.

Very truly yours,

By:	/s/ Thomas E. Puzzo
Thomas E. Puzzo